PRICING TERM SHEET Dated January 23, 2014

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187610

Supplementing the Preliminary

Prospectus Supplement

dated January 22, 2014 and the

Prospectus dated March 29, 2013

Colony Financial, Inc.

$200,000,000

3.875% Convertible Senior Notes due 2021

This pricing term sheet supplements Colony Financial, Inc.’s preliminary prospectus supplement, dated January 22, 2014 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 3.875% Convertible Senior Notes due 2021 (the “Notes”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Colony” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Colony Financial, Inc. and not its subsidiaries.

Issuer:	Colony Financial, Inc., a Maryland corporation

Title of Notes:	3.875% Convertible Senior Notes due 2021

Ticker / Exchange:	CLNY / New York Stock Exchange (the “NYSE”)

Notes Offered:	$200,000,000 principal amount of 3.875% Convertible Senior Notes due 2021 (plus up to an additional $30,000,000 principal amount if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any)

Maturity:	January 15, 2021, unless earlier repurchased or redeemed by us or converted

Issue Price:	100%

Trade Date:	January 23, 2014

Expected Settlement Date:	January 28, 2014

Underwriting Discounts and Commissions:	2.5%

Interest Rate:	3.875% per year. Interest will accrue from the date of issuance (which is scheduled for January 28, 2014)

Interest Payment Dates:	Each January 15 and July 15, beginning on July 15, 2014

Interest Payment Record Dates:	Each January 1 and July 1, beginning on July 1, 2014

NYSE Last Reported Sale Price on January 22, 2014:	$22.06 per share of the Issuer’s common stock

Conversion Premium:	Approximately 12.5% above the NYSE last reported sale price on January 22, 2014

Initial Conversion Rate:	40.2941 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $24.82 per share of the Issuer’s common stock

Optional Redemption:	The Notes will be subject to redemption at the Issuer’s option, in whole or in part, on any business day on or after January 22, 2019 if the last reported sale price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP / ISIN:	19624RAB2 / US19624RAB24

Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $194.7 million (or approximately $223.9 million if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any, in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a majority of the net proceeds from this offering to repay amounts outstanding under our secured revolving credit facility and any remainder of the net proceeds from this offering to acquire our target assets in a manner consistent with our investment strategies and investment guidelines and for working capital and general corporate purposes.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock price
Effective Date	$22.06	$23.00	$24.00	$24.82	$26.00	$27.00	$28.00	$29.00	$30.00	$32.26	$34.00	$36.00
January 28, 2014	5.0368	4.7516	3.8586	3.2336	2.4826	1.9636	1.5364	1.1887	0.9098	0.4850	0.3067	0.2058
January 15, 2015	5.0368	5.0368	4.2908	3.6159	2.8005	2.2337	1.7639	1.3785	1.0654	0.5761	0.3603	0.2292
January 15, 2016	5.0368	5.0368	4.6605	3.9374	3.0626	2.4521	1.9455	1.5279	1.1870	0.6478	0.4033	0.2491
January 15, 2017	5.0368	5.0368	4.9517	4.1818	3.2509	2.6019	2.0631	1.6192	1.2576	0.6851	0.4247	0.2595
January 15, 2018	5.0368	5.0368	5.0130	4.2080	3.2388	2.5678	2.0157	1.5654	1.2024	0.6392	0.3923	0.2421
January 15, 2019	5.0368	5.0368	4.6963	3.8743	2.9010	2.2408	1.7096	1.2886	0.9596	0.0000	0.0000	0.0000
January 15, 2020	5.0368	5.0156	3.8087	2.9973	2.0784	1.4945	1.0586	0.7430	0.5234	0.0000	0.0000	0.0000
January 15, 2021	5.0368	3.1842	1.3726	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the next higher and next lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $36.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $22.06 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 45.3309 shares of our common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Pro forma Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Pro forma ratio of earnings to fixed charges	5.3	5.1

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy Notes nor shall there be any sale of these Notes in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these Notes under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated March 29, 2013, and a preliminary prospectus supplement, dated January 22, 2014) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the Preliminary Prospectus Supplement and the accompanying Prospectus if you request it by contacting Morgan Stanley & Co. by telephone at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.